02019537

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49187

RECEIVED MAR 15 2002 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RGG Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue Suite 1006
(No. and Street)

New York | New York | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel S. Gulick (212) 614-0491
(Area Code — Telephone No.)

575 Madison Avenue, Suite 1006, New York, NY 10022

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fried, Stuart Michael CPA
(Name — *if individual, state last, first, middle name*)

11 Twin Brook Road | West Caldwell | NJ | 07006
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28/02

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

OATH OR AFFIRMATION

I, Daniel S. Gulick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RGG Capital Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

State of New York:
County of New York: SS:
Sworn to before me on this 14th day of March, 2002

Signature

Vice President

Title

Notary Public

VALERY L. MOLOT
Notary Public, State of New York
No. 41-4905786
Qualified in Queens County
Commission Expires August 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUART M. FRIED
CERTIFIED PUBLIC ACCOUNTANT
11 TWIN BROOK ROAD
WEST CALDWELL, N.J. 07006

(973) 226 4006

INDEPENDENT AUDITOR'S REPORT

Board of Directors
RGG Capital Corporation

I have audited the accompanying statement of financial condition of RGG Capital Corporation as of December 31, 2001 and December 31, 2000 and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. I believe that my audit provides a reasonable basis for my opinion. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RGG Capital Corporation as of December 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stuart M. Fried, CPA
West Caldwell, New Jersey
March 5, 2002

RGG CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2001	DECEMBER 31, 2000
Cash	$ 8,539	$ 7,322
Accounts receivable	0	1,115
Prepaid expenses	1,685	2,779
Organization expenses, net of amortization of $16,682 and $13,763 respectively (Note 2)	0	2,920
Other assets	500	500
	$ 10,764	$14,636

LIABILITIES AND STOCKHOLDERS' EQUITY

	DECEMBER 31, 2001	DECEMBER 31, 2000
LIABILITIES:		
Accounts payable and accrued expenses	$ 1,950	$ 1,250
Accrued taxes (Note 6)	400	400
Transfers and Exchanges	107	0
	2,457	1,650
STOCKHOLDERS' EQUITY:		
Common stock, par value $.01, shares authorized, issued and outstanding 2000	20	20
Additional paid-in capital	89,830	77,680
Retained earnings (deficit)	(81,583)	(64,714)
Total Stockholders' Equity	8,267	12,986
	$10,724	$14,636

See accompanying letter and notes to financial statements.

RGG CAPITAL CORPORATION
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31,

	2001	2000
REVENUE (Note 3)	$ 0	$21,000
EXPENSES:		
Amortization	2,920	3,336
Bank charges	222	181
Consulting	5,000	19,400
Dues and subscriptions	600	0
Exchange and SIPC fees	2,700	1,635
Insurance	278	274
Licenses and permits	0	0
Office expense	698	1,019
Printing, reproduction and delivery	243	697
Professional fees	2,595	6,126
Rent	1,213	3,300
	16,469	35,968
Net loss before state and local taxes	(16,469)	(14,968)
State and Local Taxes (Note 7)	400	400
NET LOSS	$ (16,869)	$ (15,386)

See accompanying letter and notes to financial statements.

RGG CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common stock Shares	Common stock Amount	Additional Paid-in Capital	Retained Earnings	Total
BALANCE: December 31, 2000	2000	$20	$77,680	$(64,714)	$12,986
Net loss				(16,869)	(16,869)
Capital contribution			12,150		12,150
BALANCE: December 31, 2001	2000	$20	$89,830	$(81,583)	$8,267

See accompanying letter and notes to financial statements.

RGG CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(16,869)	$(15,368)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	2,920	3,336
(Increase) Decrease in		
Accounts receivable	1,115	(1,115)
Prepaid expenses	1,094	275
Increase (Decrease) in:		
Accounts payable and accrued expenses	807	72
Total adjustments	5,936	2,568
NET CASH USED IN OPERATIONS	(10,933)	(12,800)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of capital stock and paid in capital	12,150	11,700
NET CASH PROVIDED FROM FINANCIAL ACTIVITIES	12,150	11,700
Net increase (decrease) in cash	1,217	(1,100)
CASH – BEGINNING OF YEAR	7,322	8,422
CASH – END OF YEAR	$8,539	$ 7,322
Income and franchise taxes paid	$ 400	$ 400

See accompanying letter and notes to financial statements.

RGG CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – ORGANIZATION OF THE CORPORATION

The Company was organized as a New York corporation on February 1, 1996. Effective January 1, 1997 the Company has elected to be taxed as an S Corporation for federal income tax purposes. For New York State tax purposes the S election was effective February 1, 1996. New York City does not recognize S elections. The S election was automatically terminated when the change of ownership occurred in November 21, 2001 (See Note 8).

Effective November 7, 1996 the Company was approved for membership in the National Association of Security Dealers (NASD). Membership in the NASD was approved pursuant to a restriction agreement entered into between the Company and the NASD. The restriction agreement limits the Company's activities to private placements of securities and fee basis consulting. The Company has registered as a broker dealer in several states where it conducts business. The Membership Agreement was updated and approved by the NASD on November 27, 2002 (effective November 21, 2001) in connection with the change of ownership control (See Note 8).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are prepared on the accrual basis of accounting consistent with reporting for federal income tax purposes.

Organization expenses are carried at cost and are being amortized over sixty (60) months.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – FEE INCOME

During 1998 the Company entered into a consulting agreement with a client. As part of the agreement, the Company received a warrant to purchase 2500 shares of the client company, at $10 per share. Any shares acquired under this warrant will be issued without registration pursuant to the Securities Act of 1933 and applicable amendments. The Company believes that this warrant has an unrealized value approximating the exercise price. The Company has not recorded any fees in connection with the issuance of the warrant. During 2000 the Company transferred the warrant to the principals of the Company.

RGG CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4 – RELATED PARTY TRANSACTIONS

Each of the officers owns, individually or as joint tenants with their spouse, a consulting company. During the year these companies provided consulting services amounting to $5,000. As part of the Company's efforts to raise capital for one of its clients, these consulting companies invested a total of $75,000 during 1998, for which the Company collected its regular fee. Also one of the related parties loaned the same client $2,000 with interest at 9 ½%, which was repaid during 1999. In connection with the change of ownership (see note 8) the parties entered into a Management Services Agreement (See Note 9)

NOTE 5 – CAPITAL STOCK

The Company is authorized to issue 2,000 shares of common stock, $.01 par value. As at December 31, 2001 all 2,000 shares were issued and outstanding.

NOTE 6 – INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes effective January 1, 1997, and February 1996 for state income tax purposes, those elections terminated on November 21, 2001. Accordingly no provision for federal income taxes has been provided for the period January 1, 2001 through November 21, 2001, however, State and Local minimum taxes have been accrued. For the period from November 21, 2001 through December 31, 2001, the Company operated at a loss. No provision for a tax benefit resulting from this operating loss has been provided, because there is no assurance that the Company will operate at a profit in the near future. Minimum taxes for the short period have not been accrued because such an accrual would result in double taxes for the current period.

NOTE 7 – NET CAPITAL REQUIREMENTS

The restrictive agreement referred to in Note 1, requires the Company to maintain a minimum of $5,000 in net capital. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 and December 31, 2000 the Company had a net capital of $6,082 and $6,787. The Company's net capital ratio was .37 to 1 and .24 to 1 respectively (See Note 9).

NOTE 8 – CHANGE OF CONTROL

Effective November 21, 2001, 100% of the outstanding stock of the Company was acquired by MCC Securities, Inc., a Delaware Corporation. This agreement was subject to approval of the NASD, which approval was granted on November 27, 2001, subject to the Company conducting business in accordance with the Membership Agreement executed on November 21, 2001 (See Note 9).

NOTE 9 – MANAGEMENT SERVICES AGREEMENT

In connection with the change of control (See Note 8), the Company entered into a Management Services Agreement with MCC Securities, Inc. (the Company's parent). The agreement, among other things, requires MCC Securities, Inc. to provide various services that will be reimbursed, at cost, by the Company. Additionally, MCC Securities, Inc. has agreed to provide funds as required to meet the NASD minimum capital requirements. As payment for the provision of services and capital, MCC Securities, Inc. will receive 10% of the gross revenues of the Company.

NOTE 10 – GOING CONCERN MATTERS

Since its inception, the Company has only shown net loss. Additionally, the Company recorded no revenues for the current year, thereby causing concern as to its ability to continue to operate as a going concern. The Management Services Agreement entered into as part of the change of control (See Notes 8 & 9) requires MCC Securities, Inc. to fund operations and meet the Company's net capital requirements. Additionally, MCC Securities, Inc.'s parent company has indicated that it plans to assign various consulting and regulated activity contracts to the Company which are expected to generate substantial revenues, thereby mitigating this concern.

SUPPLEMENTARY INFORMATION

RGG CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31,

	2001	2000
NET CAPITAL		
Total stockholders' equity	$8,267	$12,986
Non allowable assets:		
Organization costs, net	0	(2,920)
Other assets	(2,185)	(3,279)
NET CAPITAL	$ 6,082	$ 6,787
AGGREGRATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 1,950	$ 1,250
Accrued taxes	400	400
TOTAL AGGREGATE INDEBTEDNESS	$ 2,350	$ 1,650
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required based on Aggregate indebtedness	$ 282	$ 198
Minimum dollar required	5,000	5,000
NET CAPITAL REQUIRED	$5,000	$5,000
EXCESS NET CAPITAL	$1,082	$1,787
Ratio of Aggregate Indebtedness to Net Capital	.37 to 1	.24 to 1

RGG CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2001

The Company claims exemption from the requirements of rule 15c3-3 under Section (k)(2)(i) of the Rule.

RGG CAPITAL CORPORATION
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2001

A reconciliation of the Company's computation of net capital as reported in the Unaudited Part IIA of the FOCUS Report was not prepared as there are no material differences between the Company's computation and the computation contained herein.

STUART M. FRIED
CERTIFIED PUBLIC ACCOUNTANT
11 TWIN BROOK ROAD
WEST CALDWELL, N.J. 07006
(973) 226 4006

INDEPENDENT AUDITORS' REPORT
INTERNAL CONTROL STRUCTURE
REQUJIRED BY SEC RULE 17a-5

Board of Directors
RGG Capital Corporation

In planning and performing my audit of the financial statements of RGG Capital Corporation for the year ended December 31, 2001 I considered the internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statement and not to provide assurance on the internal control structure.

I also made a study of practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons in the recordation of differences required by rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for the customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commissions above noted objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a(5)(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject at the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Stuart M. Fried, CPA
West Caldwell, New Jersey
March 5, 2002

RGG CAPITAL CORPORATION
TABLE OF CONTENTS

RGG CAPITAL CORPORATION

REPORT ON EXAMINATION OF

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001